UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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SEC FILE NUMBER 001-33142
NOTIFICATION OF LATE FILING	CUSIP NUMBER 719427106

(CHECK ONE)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Tansition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Physicians Formula Holdings, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
1055 West 8th Street
Address of Principal Executive Office (Street and Number)
Azusa, California 91702
City, State and Zip Code

PART II - - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Physicians Formula Holdings, Inc. (the “Company”) is not able to file its Form 10-K within the prescribed time period because management requires additional time to finalize the year-end financial reporting process, including completing the year-end impairment analysis of the Company’s goodwill and other intangible and long-lived assets.

Further, the Company is in active discussions with Union Bank of California, N.A. (“UBOC”), the lender under its senior credit agreement, to obtain an amendment or modification of the senior credit agreement to, among other things, give the Company financial covenant relief in 2009. Although the Company was in compliance with the financial covenants in the senior credit agreement as of December 31, 2008, the Company expects that it will not be in compliance with its financial covenants on March 31, 2009 and throughout 2009 without an amendment or modification of the senior credit agreement to modify such covenants. Based on discussions to date, the Company believes it will be able to obtain an amendment or modification of the senior credit agreement, although no assurance can be given that the Company will be able to do so. If the Company is not able to obtain an amendment, modification or waiver, a failure to meet any of the financial covenants would be an event of default under the senior credit agreement. If there is an event of default under the senior credit agreement, the Company would be precluded from borrowing under the revolving credit facility, and the indebtedness under the senior credit agreement could be declared immediately due and payable. Because the Company is working on obtaining an amendment to or modification of the senior credit agreement, the Company has not finalized the disclosure relating to its liquidity needs.

The Company expects to file its Annual Report on Form 10-K as soon as practicable and no later than March 31, 2009, as prescribed by Rule 12b-25, although no assurance can be given in this regard. This delay in filing the Annual Report could not have been avoided without unreasonable effort or expense to the Company.

PART IV - - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Joseph J. Jaeger	(626)	334-3395
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2008 will include significant changes from the results of operations for the year ended December 31, 2007.

Due to conditions in the global financial markets and the deterioration of the Company's market capitalization, the Company tested goodwill and other intangible assets as of December 31, 2008 for impairment. Based on the Company's preliminary analysis, the Company expects to record a non-cash goodwill and other intangible impairment charge of at least $32.0 million, pre-tax, in its consolidated statement of operations for the year ended December 31, 2008. Due to changes in market conditions and the non-cash goodwill and other intangible impairment charge, the Company will report a significant loss from operations for 2008, compared to income from operations of $16.0 million for 2007.

The Company also expects interest expense for 2008 to decrease by approximately $0.6 million, pre-tax, when compared to 2007 due to the decrease in average borrowings and borrowing rates. Further, the Company expects other expense for 2008 to increase by approximately $0.5 million, pre-tax, when compared to 2007 due to increased realized and unrealized losses to investments held as part of the non-qualified deferred compensation plan.

The Company has completed the year-end financial reporting process for net sales, cost of sales and selling, general and administrative expenses; however, estimates of these items are not included because the amounts would be subject to change if a significant unanticipated change in market conditions affecting these items occurs between the date hereof and the filing of the Company's Form 10-K.

The preliminary results of operations for the year ended December 31, 2008 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s year-end financial reporting process and audit.

Physicians Formula Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Joseph J. Jaeger
Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).